							EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Nine months ended
	Years ended September 30					June 30
	2008	2007	2006	2005	2004	2009	2008
EARNINGS

Income (loss) from continuing operations	$175	$201	$183	$1,958	$311	$(20)	$176
Income tax expense (benefit)	86	58	29	(230)	100	49	58
Interest expense	9	9	8	87	112	118	7
Interest portion of rental expense	21	20	18	20	20	17	16
Amortization of deferred debt expense	-	1	-	3	2	35	-
Distributions (less than) in excess of earnings
of unconsolidated affiliates	(10)	(5)	(6)	(246)	(260)	4	(10)
	$281	$284	$232	$1,592	$285	$203	$247

FIXED CHARGES

Interest expense	$9	$9	$8	$87	$112	$118	$7
Interest portion of rental expense	21	20	18	20	20	17	16
Amortization of deferred debt expense	-	1	-	3	2	35	-
Capitalized interest	-	2	3	1	-	3	-
	$30	$32	$29	$111	$134	$173	$23

RATIO OF EARNINGS TO FIXED CHARGES	9.37	8.88	8.00	14.34	2.13	1.17	10.74